UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Innovative Food Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45772H202

(CUSIP Number)

James C. Pappas

JCP Investment Management, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45772H202

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,494,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,494,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,494,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 45772H202

1	NAME OF REPORTING PERSON

JCP Investment Partnership II, Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		217,624
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

217,624
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

217,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 45772H202

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,712,233
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,712,233
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,712,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 45772H202

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,712,233
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,712,233
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,712,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 45772H202

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,712,233
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,712,233
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,712,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 45772H202

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,712,233
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,712,233
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,712,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 45772H202

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Shares”), of Innovative Food Holdings, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 28411 Race Track Road, Bonita Springs, Florida 34135.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);
(ii)	JCP Investment Partnership II, Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“JCP II Master”);
(iii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership and JCP II Master;
(iv)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;
(v)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and JCP II Master; and
(vi)	James C. Pappas, who serves as the managing member of JCP Management and sole member of JCP Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas is 1177 West Loop South, Suite 1320, Houston, Texas 77027. The address of the principal office of JCP II Master is c/o Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.

(c)       The principal business of JCP Partnership and JCP II Master is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership and JCP II Master. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership and JCP II Master. The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings.

8

CUSIP NO. 45772H202

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Pappas is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership and JCP II Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,494,609 Shares owned directly by JCP Partnership is approximately $877,915, excluding brokerage commissions. The aggregate purchase price of the 217,624 Shares owned directly by JCP II Master is approximately 127,847, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP NO. 45772H202

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,775,306 Shares outstanding as of November 8, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

A.	JCP Partnership
(a)	As of the close of business on November 29, 2018, JCP Partnership beneficially owned 1,494,609 Shares.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 1,494,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,494,609
4. Shared power to dispose or direct the disposition: 0

B.	JCP II Master
(a)	As of the close of business on November 29, 2018, JCP II Master beneficially owned 217,624 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 217,624
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 217,624
4. Shared power to dispose or direct the disposition: 0

C.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership and JCP II Master, may be deemed the beneficial owner of the (i) 1,494,609 Shares owned by JCP Partnership and (ii) 217,624 Shares owned by JCP II Master.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,712,233
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,712,233
4. Shared power to dispose or direct the disposition: 0

D.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 1,494,609 Shares owned by JCP Partnership and (ii) 217,624 Shares owned by JCP II Master.

Percentage: Approximately 5.1%

10

CUSIP NO. 45772H202

(b)	1. Sole power to vote or direct vote: 1,712,233
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,712,233
4. Shared power to dispose or direct the disposition: 0

E.	JCP Management
(a)	JCP Management, as the investment manager of JCP Partnership and JCP II Master, may be deemed the beneficial owner of the (i) 1,494,609 Shares owned by JCP Partnership and (ii) 217,624 Shares owned by JCP II Master.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,712,233
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,712,233
4. Shared power to dispose or direct the disposition: 0

F.	Mr. Pappas
(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 1,494,609 Shares owned by JCP Partnership and (ii) 217,624 Shares owned by JCP II Master.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,712,233
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,712,233
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
11

CUSIP NO. 45772H202

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 30, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated November 30, 2018.

12

CUSIP NO. 45772H202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2018

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partnership II, Master Fund LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

13

CUSIP NO. 45772H202

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

JCP Investment Partnership, LP

4,178	0.5400	09/12/2018
30,891	0.5488	09/13/2018
46,814	0.5895	09/14/2018
6,983	0.6500	09/19/2018
1,745	0.6400	09/24/2018
17,452	0.6400	09/25/2018
4,319	0.6400	09/27/2018
6,025	0.6400	09/28/2018
4,364	0.6400	10/02/2018
4,713	0.6137	10/03/2018
76,745	0.6400	10/04/2018
48,813	0.6400	10/05/2018
14,833	0.6400	10/08/2018
13,097	0.6400	10/09/2018
59,343	0.6400	10/10/2018
202,827	0.6370	10/11/2018
2,064	0.6300	10/12/2018
5,882	0.6300	10/15/2018
2,200	0.6200	10/17/2018
11,615	0.6200	10/19/2018
16,142	0.6200	10/22/2018
39,714	0.6100	10/23/2018
10,927	0.6089	10/25/2018
11,838	0.6200	10/26/2018
40,274	0.6075	10/29/2018
31,860	0.6182	10/30/2018
18,206	0.6200	10/31/2018
13,997	0.6200	11/05/2018
13,459	0.6200	11/06/2018
21,797	0.6200	11/07/2018
6,961	0.6200	11/08/2018
1,746	0.6200	11/09/2018
48,082	0.6187	11/12/2018
40,800	0.6200	11/13/2018
58,245	0.6173	11/14/2018
430,721	0.5370	11/15/2018
84,197	0.4872	11/16/2018
10,216	0.4900	11/19/2018
29,374	0.4935	11/20/2018
1,150	0.4900	11/29/2018

CUSIP NO. 45772H202

JCP Investment Partnership II, Master Fund LP

610	0.5400	09/12/2018
4,509	0.5488	09/13/2018
6,834	0.5895	09/14/2018
1,017	0.6500	09/19/2018
255	0.6400	09/24/2018
2,548	0.6400	09/25/2018
638	0.6400	09/27/2018
875	0.6400	09/28/2018
636	0.6400	10/02/2018
687	0.6137	10/03/2018
11,201	0.6400	10/04/2018
7,121	0.6400	10/05/2018
2,167	0.6400	10/08/2018
1,903	0.6400	10/09/2018
8,657	0.6400	10/10/2018
29,600	0.6370	10/11/2018
286	0.6300	10/12/2018
918	0.6300	10/15/2018
1,885	0.6200	10/19/2018
2,358	0.6200	10/22/2018
5,786	0.6100	10/23/2018
1,593	0.6089	10/25/2018
1,722	0.6200	10/26/2018
5,868	0.6075	10/29/2018
4,640	0.6182	10/30/2018
2,594	0.6200	10/31/2018
2,003	0.6200	11/05/2018
2,041	0.6200	11/06/2018
3,253	0.6200	11/07/2018
1,039	0.6200	11/08/2018
254	0.6200	11/09/2018
6,918	0.6187	11/12/2018
5,936	0.6200	11/13/2018
8,455	0.6173	11/14/2018
62,799	0.5370	11/15/2018
12,258	0.4872	11/16/2018
1,484	0.4900	11/19/2018
4,276	0.4935	11/20/2018